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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-1056				Date examination completed: February 29, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Capital Southwest Corporation
4 . Address of principal executive office (number, street, city, state, zip code): 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240

OMB APPROVAL
OMB Number: 3235-0360 Expires: February 28, 2018 Estimated average burden hours per response 2.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-1947				Date examination completed: February 29, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Capital Southwest Venture Corporation
4 . Address of principal executive office (number, street, city, state, zip code): 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Capital Southwest Corporation and Subsidiaries

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Capital Southwest Corporation and subsidiaries (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 29, 2016. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2016, and with respect to agreement of security purchases and sales, for the period from December 31, 2015 (the date of our last examination), through February 29, 2016:

•	Confirmation of all securities held by Morgan Stanley Smith Barney (“Custodian”).

•	Reconciliation of all such securities to the books and records of the Company and the Custodian

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Capital Southwest Corporation and subsidiaries complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2016, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Capital Southwest Corporation and subsidiaries and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ GRANT THORNTON LLP

Dallas, Texas
March 18, 2016

Lincoln Centre Tower I 5400 Lyndon B. Johnson Freeway, Suite 1300 Dallas, Texas 75240 Telephone 214.238.5700 Fax 214.238.5701

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Capital Southwest Corporation and subsidiaries (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of February 29, 2016 and from December 31, 2015 through February 29, 2016.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2016, and from December 31, 2015 through February 29, 2016 with respect to securities reflected in the investment account of the Company.

Capital Southwest Corporation

By: /s/ Michael S. Sarner
       Michael S. Sarner
       Chief Financial Officer

Date:  February 29, 2016